UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 22, 2024

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Biohaven Ltd.

File No. 1-41477 – CTR#6771

Biohaven Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 9, 2024.

Based on representations by Biohaven Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 4.1   through August 9, 2034

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Joseph McCann
Legal Branch Chief, Office of Life Sciences
Division of Corporation Finance